FORM 6-K

                SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549



                    REPORT OF FOREIGN ISSUER


            Pursuant to Rule 13a-16 or 15d-16 of the
               Securities Exchange Act of 1934




                     For January 29, 1997



                   NAM TAI ELECTRONICS, INC.
                (Registrant's name in English)




               Unit 513-520 No. 1 Hung To Road
                Kwun Tong, Kowloon, Hong Kong
           (Address of principal executive offices)


NAM TAI ELECTRONICS, INC. - NEWS RELEASE
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA  V6C 2W2
TEL:  (604) 669-7800  FAX:  (604) 669-7816
TOLL FREE TEL & FAX:  1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY



          NAM TAI ELECTRONICS, INC. ANNOUNCES
   FOURTH QUARTER AND YEAR END 1996 UNAUDITED RESULTS

FOURTH QUARTER EARNINGS INCREASE 52%, 1996 SALES DOWN 11%

VANCOUVER, CANADA January 22, 1997 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NMS Symbol: NTAIF, TSE Symbol:
NMT) today announced unaudited results for the fourth quarter and year ended December 31, 1996. Net sales for the fourth quarter were $30.0 million, a decrease of 10% compared to sales of $33.2 million in the fourth quarter of 1995. Operating income increased 19% to $3.0 million compared to 1995 fourth quarter operating income of $2.5 million. Net income increased 52% to $3.1 million compared to $2.0 million in the fourth quarter of 1995. Earnings per share were $0.38 compared to $0.25 in the prior year period.

Net sales for the year ended December 31, 1996 decreased by 11% to $108.2 million compared to $121.2 million for 1995. Operating income was down 15% to $9.1 million compared with $10.8 million for the twelve months ended December 31, 1995. Net income decreased by 11% to $10.1 million compared to $11.4 million for the twelve months ended December 31, 1995. Earnings per share for the year ended December 31, 1996 were $1.24 compared to $1.40 in the prior year period.

"We are pleased to report a strengthening of our sales performance in the fourth quarter relative to the second and third quarters," commented Mr. M.K. Koo, Chairman of the Company. "We are also pleased to note the significant increase in our earnings for the fourth quarter relative to the prior year, which contributed to income before tax totalling $10.3 million for 1996 versus $10.8 million for 1995." The financial position of the Company remains solid with $25.6 million of working capital and no long term debt. Order backlog at December 31, 1996 stood at $28.5 million compared to $24.8 million at December 31, 1995.

This release is expressed in U.S. dollars and contains certain forward-looking statements. The actual results may differ significantly as a result of various factors including, but not limited to: the possibility of fluctuations in demand for the products manufactured by the Company, business conditions in the electronics industry, reductions or cancellations in customer requirements, competition and technological change.

Nam Tai is a full service contract manufacturer which provides hardware and software design, plastic moulding, component purchasing, assembly, quality control and shipping services to major original equipment manufacturers ("OEMs") from Japan and North America. The Company makes use of highly advanced technology at its ISO 9001 certified facilities in Shenzhen, China. It also maintains marketing and administrative operations in Hong Kong and Vancouver, Canada, respectively. The Company's electronic products include personal organizers, spell checkers, dictionaries, calculators and IC Card Readers as well as complex electronic subassemblies and components. The Company's customers include Canon, Casio, Citizen, Matsushita Battery, Nintendo (which orders through Sharp), Optrex, Radio Shack, Sanyo Electric, Seiko Instruments, Sharp and Texas Instruments.


NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
FOR THE PERIOD ENDED DECEMBER 31, 1996 AND 1995
(In Thousands of U.S. Dollars except per share data)

                                          Three months ended                Twelve months ended
                                              December 31                        December 31
                                         1996            1995                 1996         1995
Net sales                            $ 29,987        $ 33,218             $108,234     $121,240
Cost of sales                          23,564          27,276               85,524       98,088

  Gross profit                          6,423           5,942               22,710       23,152
                                       ------        --------             --------     --------
Costs and expenses
 Selling, general and
   administrative expenses              3,103           3,142               12,630       11,441
 Research and development expenses        304             259                  963          945
                                        3,407           3,401               13,593       12,386
                                     --------        --------             --------     --------
Income from operations                  3,016           2,541                9,117       10,766

 Gain (loss) on disposal of fixed assets  (2)              28                  (3)           -
 Other income (loss) - net               137            (592)               1,253          225
 Interest expense                        (55)             (7)                 (89)        (161)

Income before income tax and
  minority interests                    3,096           1,970               10,278       10,830
Provision for income tax (expense)
 recovery                                 (36)             46                 (158)         589

Net income                            $ 3,060         $ 2,016              $10,120      $11,419

Earnings per share                   $   0.38         $  0.25              $  1.24      $  1.40

Weighted average common shares
 outstanding and common stock
 equivalents                        7,963,808       8,222,879            8,142,131    8,171,750

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 1996 AND DECEMBER 31, 1995
(In Thousands of U.S. Dollars)
                                       December 31                             December 31
                                              1996                                    1995
ASSETS                                  (unaudited)
Current assets:
  Cash and certificates of deposit         $ 1,761                                $ 10,927
  Term deposits                             15,980                                   6,435
  Accounts receivable                       16,118                                  17,699
  Inventories                               10,926                                  10,425
  Prepaid expenses and deposits              2,300                                   1,525


     Total current assets                   47,085                                  47,011
                                          --------                                --------
Long term investment                         4,050                                   3,931

Property, plant and equipment, at
 cost - net                                 46,981                                  35,365
 Less: accumulated depreciation and
 amortization                              (10,202)                                 (7,730)
                                            36,779                                  27,635
                                          --------                                --------
Other assets                                 1,245                                     704

     Total assets                          $89,159                                $ 79,281

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Short-term bank borrowings             $       0                                $    273
  Notes payable                              5,186                                   5,320
  Accounts payable and accrued expenses     16,248                                  13,408
  Income tax payable                            31                                     107

     Total liabilities                      21,465                                  19,108
                                          --------                                --------
Shareholders' equity:
  Common stock                                  78                                      80
  Additional paid-in capital                28,572                                  28,182
  Stock option grants                          305                                     467
  Retained earnings                         38,711                                  31,417
  Foreign currency translation adjustment       28                                      27

     Total shareholders' equity             67,694                                  60,173

     Total liabilities and shareholders'
      equity                              $ 89,159                                $ 79,281


The Registrant hereby incorporates this Report on Form 6-K into its Registration Statement on Form F-3 (Registration No. 33-91553).


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                     For and on behalf of
                                     Nam Tai Electronics, Inc.
                                     by


                                     (S.d.) Ronald G. Erdman
                                     Ronald G. Erdman
                                     Chief Financial Officer

Date: January 29, 1997